UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-12879

INDUS REALTY TRUST, INC.

(Exact name of registrant as specified in its charter)

641 Lexington Avenue

New York, New York 10022

(212) 218-7910

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Two (2)*

*

On February 22, 2023, INDUS Realty Trust, Inc., a Maryland corporation (the “Company”), IR Parent, LLC, a Delaware limited liability company (“Parent”), and IR Merger Sub II, Inc., a Maryland corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provided that, upon the terms and subject to the conditions set forth therein, Merger Sub would be merged with and into the Company (the “Merger”). On June 29, 2023, Merger Sub merged with and into the Company, with the Company surviving as a subsidiary of Parent and the separate corporate existence of Merger Sub ceasing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, INDUS Realty Trust, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INDUS REALTY TRUST, INC.

DATE:	July 10, 2023	BY:	/s/ Jon W. Clark
Name: Jon W. Clark
Title: Chief Financial Officer